November 2012
Pricing Sheet dated November 29, 2012 relating to
Preliminary Terms No. 454 dated November 21, 2012
Registration Statement No. 333-178081
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

Market-Linked Notes due July 3, 2018
Based on the Value of the EURO STOXX 50® Index
PRICING TERMS – NOVEMBER 29, 2012
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$3,710,500
Pricing date:	November 29, 2012
Original issue date:	December 4, 2012 (3 business days after the pricing date)
Maturity date:	July 3, 2018
Interest:	None
Underlying index:	EURO STOXX 50® Index
Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal: $10 + supplemental redemption amount, if any. In no event will the payment at maturity be less than $10 per note.
Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	2,581.69, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	June 28, 2018, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61761H806
ISIN:	US61761H8060
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per note	$10	$0.35	$9.65
Total	$3,710,500	$129,867.50	$3,580,632.50

(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.35 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

“EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 454 dated November 21, 2012
Product Supplement for Equity-Linked Notes dated August 17, 2012
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.